[Wilson Sonsini Goodrich & Rosati letterhead]
April 4, 2006
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
                  Re: Omniture, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of Omniture, Inc., (the “Company”), and for the purpose of registering up to $120,000,000 of the Company’s Common Stock pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the “Registration Statement”). The Company has wired funds in the amount of $12,840.00 to the Securities and Exchange Commission.
     Pursuant to Rule 461(a) under the Securities Act, the Company and the representatives of the underwriters (the “Representatives”) hereby request that oral requests for acceleration of effectiveness be permitted. The Company and the Representatives have confirmed that they are aware of their respective obligations pursuant to the Securities Act.
     Please direct your questions or comments regarding the Registration Statement or any of the foregoing to the undersigned at
(801) 993-6412.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Robert G. O’Connor

Robert G. O’Connor

Cc: (with enclosure):	Joshua G. James Michael S. Herring Shawn J. Lindquist, Esq.